LinkedIn and other communication to potential Leavenworth Ice Rink Investors

9/3/2024

I'd like to share a passion project seeking investment - an outdoor ice rink in Leavenworth, WA. My family has been part of the Leavenworth community for over 12 years. I'd expect most of you, who have been or are located in the Pacific Northwest, know the charm of this Bavarian-themed town that has over 3 million visitors per year and yearns for ice skating in winter!

@Marco Aurilio is the force behind this ice rink project. He is a former town council member, firefighter, hockey coach and player. I've been lucky to help Marco who has, over the years, been making this rink a reality.

Everything is in place with a prime location along the river that's just four blocks from Front Street. We have two options for investors: 1) A Wefunder revenue share campaign and 2) preferred investor equity shares. You can learn all about it and make your crowd-fund investment at Wefunder. Please reach out to me with any questions or if you want to be a preferred equity investor. #investment #entrepreneur #venturecapital #equity #smallbusiness #tourism #sports #athletes #washington #pnw #seattle

SHARED:
Tim Porter - Madrona
Todd Humphry - Seattle Kraken
Matt Haberkamp - Seattle Seahawks
Frank Artale - Hi Frank, sharing this in case you know any Pacific Northwest investors who may be interested in our ice rink in Leavenworth. The local government failed to get this launched so we're seeking a for-profit route. We expect it to be the "Rockefeller Center" ice rink of the West.
Blake E. Robbins - Hi Blake, just checking if you know any Pacific Northwest investors who may be interested in our ice rink in Leavenworth. The local government failed to get this launched so we're seeking a for-profit route by passionate, local investors. We expect it to be the "Rockefeller Center" ice rink of the West.
Darren Muir - https://www.linkedin.com/in/darrenmuir/
Hi Darren, we have some mutual connections in tech. I also see you're an investor. If you're interested in the Leavenworth area, please let me know if you'd consider supporting an ice rink in town: https://wefunder.com/leavenworth.eisbahn/
Steve Muenzberg - https://www.linkedin.com/in/smuenzberg/
Hi Steve, as a business owner in the Pacific Northwest, please let me know if you're interested in supporting an ice rink in Leavenworth, WA: https://wefunder.com/leavenworth.eisbahn/

9/4/2024

https://www.linkedin.com/in/linden-rhoads-3221989/

I look forward to connecting as you're in my network and are part of the PacNW investor community. I'm helping fund an ice rink in Leavenworth, WA. If anyone in your network is passionate about this community and interested in this type of investment, please let me know. https://lnkd.in/gGTJq44N

Hi Sarah, being in my network and an investor in the PacNW, I thought you may be interested in being an early-stage investor in the Leavenworth, WA ice rink: https://lnkd.in/gGTJq44N. Let me know if you're interested, otherwise it would be great just to connect.

9/10/2024

Hi Parth, attached is the Equity Share Agreement for the Leavenworth SportArena Ice Rink. As you can see, we are making ⅓ of the company available to preferred investors at a $6MM valuation. It is a pure equity investment with full ownership. If you are gathering multiple, $100K investors, each would purchase 167 shares at $600 each.

One of the questions you had was the future location of the rink, given we only have a 3 year commitment on our current lot. So for some background, the lot we've secured is owned by the Johnsons, a long established Leavenworth family that has a vested interest in having an ice rink in town. They are the owners of the Enzian Inn and the world-renowned Post Hotel, which is adjacent to the ice rink property. They have also offered other properties including 3 acres at 12712 US Hwy 2, Leavenworth, WA 98826.

We also have numerous other lot options available for future expansion. Another local family is the Boyd's, who are owners of the Bavarian Inn and have offered their 1.6 acre property at the corner of Mill St. and US hwy 2.

One of the questions you had was the future location of the rink, given we only have a 3 year commitment on our current lot. So for some background, the lot we've secured is owned by the Johnsons, a long established Leavenworth family that has a vested interest in having an ice rink in town. They are the owners of the Enzian Inn and the world-renowned Post Hotel, which is adjacent to the ice rink property. They have also offered other properties including 3 acres at 12712 US Hwy 2, Leavenworth, WA 98826.

We also have numerous other lot options available for future expansion. Another local family is the Boyd's, who are owners of the Bavarian Inn and have offered their 1.6 acre property at the corner of Mill St. and US hwy 2.

12/3/24

Rahul email:

Hi Rahul, I hope you had a good Thanksgiving and thanks for your patience while we worked through the details regarding your involvement in the Leavenworth Ice Rink. We're excited that you want to participate in this business that will greatly enhance the winter experience in Leavenworth. First, it's important that you understand where we are in our journey. The current status is the following:

- We have completed our first $50K round of crowdfunding, which will provide operation cash to continue our work on permitting, engineering, architecture, legal, bookkeeping and marketing.
- We will open a new crowdfunding round on WeFunder for $250K. We have hired a firm to market this effort as well as develop our Website and social media campaign.
- With an expected total of $300K from WeFunder (all revenue share), we plan to raise an additional $2.5M of capital from preferred investors. The attached investor prospectus outlines this but basically it is for a 33% stake in the business, which we're valuing at $7.5M. This valuation is 3X our expected gross revenue in year 1. Please note this ratio may change if demand from WeFunder gets us closer to, or completes, our total target raise of $2.8M.

For your participation beyond being a WeFunder or preferred investor, this is what we need to accomplish in the next few months. Here are our priorities in order of importance:

1) Fundraising from preferred investors - we want to be fully funded by the end of Q1 2025.
2) Securing additional support from local governments, businesses and organizations.
3) Establishing our vendors and partnerships - most of the key vendors are in place due to Marco's ongoing efforts, but there are others such as ticketing technology and food vendors that need to be confirmed. We also need to get deposits made and a delivery schedule in place.
4) Hiring.

These are in addition to all the day-to-day "roll up our sleeves" work all founders will need to assume once funding is complete. In terms of who does what, our current planning has Marco as the GM and I'm supporting that with a focus on fundraising, partnerships, and tech/digital.

For your involvement, the key is help with #1 on our list, fundraising, plus your expertise helping with #2 - #4 as well. There will obviously be a lot of work to go around beyond that and we can also figure out our core roles which would be something like CEO, COO and Business/Marketing lead.

In terms of equity, you would need to become a preferred investor per the terms of the Investor Prospectus. Then for additional founders equity, we would tie it to your contribution to fundraising, with some points up front, and then more as we close investors. Currently Marco and I each have a ⅓ share in the business. We would give up a % of our equity shares for your participation.

Please let us know if this model works and if so, let's chat at your earliest convenience this week to keep moving forward.

Regards,

Marco and Zoltan

LinkedIn Post by Zoltan Szabadi:

https://www.linkedin.com/posts/zoltanszabadi_invest-in-leavenworth-sportarena-the-ice-activity-7236761524436881409-BjtO?utm_source=share&utm_medium=member_desktop

I'd like to share a passion project seeking investment - an outdoor ice rink in Leavenworth, WA. My family has been part of the Leavenworth community for over 12 years. I'd expect most of you, who have been or are located in the Pacific Northwest, know the charm of this Bavarian-themed town that has over 3 million visitors per year and yearns for ice skating in winter!

Marco Aurilio is the force behind this ice rink project. He is a former town council member, firefighter, hockey coach and player. I've been lucky to help Marco who has, over the years, been making this rink a reality.

Everything is in place with a prime location along the river that's just four blocks from Front Street. We have two options for investors: 1) A Wefunder revenue share campaign and 2) preferred investor equity shares. You can learn all about it and make your crowd-fund investment at https://lnkd.in/gGTJq44N. Please reach out to me with any questions or if you want to be a preferred equity investor - https://lnkd.in/gzw_aaJY. hashtag#investment hashtag#entrepreneur hashtag#venturecapital hashtag#equity hashtag#smallbusiness hashtag#tourism hashtag#sports hashtag#athletes hashtag#washington hashtag#pnw hashtag#seattle

Template to various potential investors on LinkedIn:

As an entrepreneur in the Pacific Northwest, please let me know if you'd be interested in supporting an ice rink in Leavenworth, WA: https://wefunder.com/leavenworth.eisbahn/